

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2022

Michael Sonnenshein
Chief Executive Officer
Grayscale Zcash Trust (ZEC)
290 Harbor Drive, 4th Floor
Stamford, CT 06902

   Re: **Grayscale Zcash Trust (ZEC)**
     Registration Statement on Form 10
     Exhibit Nos. 10.1 and 10.3
     Filed May 5, 2022
     File No. 000-56433

Dear Michael Sonnenshein:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

           Sincerely,

           Division of Corporation Finance